Exhibit 99.1

Hut 8 Announces Purchase of M30S Equipment from Foundry

TORONTO, Dec. 7, 2021 /CNW/ - Hut 8 Mining Corp. (NASDAQ-NMS: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to provide the following corporate update.

On November 30, 2021, Hut 8 signed an agreement with Foundry Digital LLC ("Foundry"), to purchase 2,505 MicroBT M30S machines that are currently installed at the Company's site in Medicine Hat, Alberta, under a hosting arrangement between Hut 8 and Foundry. The purchase transaction is expected to close on December 15, 2021 and will provide immediate incremental hashrate of 228 PH/s. This fleet of miners was owned by Foundry, one of the Company's hosting clients, and will boost Hut 8's self-mining operating capacity, including the NVIDIA GPUs, to approximately 1.94 EH/s.

"We are excited to add incremental capacity stemming from the Foundry purchase to our self-mining operation, especially given the fact that the equipment is already on-site and hashing," commented Jaime Leverton, Chief Executive Officer of Hut 8. "The combination of the recently deployed NVIDIA CMPs and the MicroBT M30S miners from Foundry serves to enhance both the scale and efficiency of our self-mining operations and adds momentum to our machine installations. We value our ongoing strategic relationship with Foundry and will continue to explore new partnership opportunities with them going forward."

About Hut 8:

Hut 8 is one of North America's largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. With two locations in energy rich Alberta, Canada and third site under development in North Bay, Ontario, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin's market direction. The Company's multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

About Foundry:

A subsidiary of DCG, Foundry Digital LLC is a financing and advisory company focused on digital asset mining and staking. With the mission of empowering a decentralized infrastructure for a digital world, Foundry provides North American digital asset mining businesses with capital and intelligence. Foundry is based in Rochester, NY. For more information, please visit foundrydigital.com.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions and includes, among others, statements regarding Bitcoin network dynamics, the Company's trajectory to produce additional Bitcoin, the expected closing of the Foundry purchase, future partnership opportunities with Foundry and the Company's anticipated hashrate capacity.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully, and you should not place undue reliance on any forward-looking statements. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or circumstances, or otherwise, except as required by law.

Related Links: www.hut8mining.com

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 %SEDAR: 00033355E

For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:30e 07-DEC-21